UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number 001-42015

Solaris Resources Inc.

(Translation of registrant’s name into English)

 Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐ Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	Mineral Resource Estimate Update NI 43-101 Technical Report Warintza Project, Ecuador with an effective date of July 1, 2024
99.2	Consent of Mario E. Rossi, RM-SME; Fellow, AusIMM; GeoSystems International, Inc.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The Mineral Resource Estimate Update NI 43-101 Technical Report Warintza Project, Ecuador with an effective date of July 1, 2024, included as Exhibit 99.1 hereto (the “Technical Report”), has been prepared and disclosed in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information included in the Technical Report may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the Technical Report uses the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” as defined under Canadian regulations. The requirements of NI 43-101 for the identification of “mineral reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. While the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, including amendments to certain definitions to be substantially similar to the corresponding standards under NI 43-101, there are still differences in these standards and definitions. U.S. investors are cautioned not to assume that any part of a “measured mineral resource” or “indicated mineral resource” will ever be converted into a “mineral reserve”. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Information concerning mineral deposits set forth in the Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Solaris Resources Inc.
(Registrant)

Date: September 5, 2024	By:	/s/ Tom Ladner
	Name:	Tom Ladner
	Title:	VP Legal

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